Exhibit 2

PRE-ACQUISITION AGREEMENT

Between

HAWKER RESOURCES INC.

and

ZORIN EXPLORATION LTD.

Dated as of January 18, 2004

CUSIP No. 268484 10 2	Page 1 of 1

Page

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Singular, Plural, etc	5
1.3	Deemed Currency	5
1.4	Headings, etc	6
1.5	Date for any Action	6
1.6	Governing Law	6
1.7	Attornment	6
1.8	Accounting Matters	6
1.9	Interpretation Not Affected by Party Drafting	6
1.10	Incorporation of Schedules	7

ARTICLE 2
THE OFFER

2.1	The Offer	7
2.2	Zorin Directors’ Approval and Recommendation	9
2.3	Offer Documents	10
2.4	Zorin Options and Zorin Warrants	11
2.5	Adjustments to Exchange Ratio	11

ARTICLE 3
PUBLICITY

3.1	Publicity	11

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1	Second Stage Transaction	12
4.2	Information Circular, Etc	12

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF HAWKER

5.1	Organization and Qualification	13
5.2	Authority Relative to this Agreement	13
5.3	No Violations	13
5.4	Funds Available	14
5.5	Hawker Status	14
5.6	Freely Tradeable Shares	15
5.7	U.S. Shareholders	15

-i-

(continued)

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF ZORIN

6.1	Organization and Qualification	15
6.2	Authority Relative to this Agreement	16
6.3	No Violations	16
6.4	Capitalization	17
6.5	No Material Adverse Change	17
6.6	No Undisclosed Material Liabilities	17
6.7	Impairment	18
6.8	Officer Obligations	18
6.9	Financial Advisor	18
6.10	Conduct of Business	18
6.11	Reports	18
6.12	Subsidiaries	19
6.13	Compliance with Law	20
6.14	Material Agreements	20
6.15	Tax Pools	20
6.16	Engineering Report	20
6.17	Flow-Through Obligations	20
6.18	Disclosure	20
6.19	Employment Agreements	21
6.20	Employee Benefit Plans	21
6.21	Books and Records	21
6.22	Litigation, Etc	21
6.23	Environmental	22
6.24	Tax Matters	23
6.25	Debt and Working Capital	24
6.26	Confidentiality Agreements	24
6.27	Insurance	24
6.28	Reporting Issuer Status	24
6.29	Certain U.S. Matters	25

ARTICLE 7
CONDUCT OF BUSINESS

7.1	Conduct of Business by Zorin	25
7.2	Provision of Information; Access	27

ARTICLE 8
COVENANTS OF ZORIN

8.1	Notice of Change	27
8.2	Non-Completion Fee	28

-ii-

(continued)

8.3	No Solicitation	29
8.4	Zorin Board of Directors	30
8.5	Structure of Transaction	30
8.6	Financial and Other Information	30

ARTICLE 9
COVENANTS OF HAWKER

9.1	Actions	31
9.2	Other Covenants	31

ARTICLE 10
MUTUAL COVENANTS

10.1	Other Filings	31
10.2	Additional Agreements	31

ARTICLE 11
TERMINATION, AMENDMENT AND WAIVER

11.1	Termination	32
11.2	Effect of Termination	33
11.3	Amendment	33
11.4	Waiver	34

ARTICLE 12
GENERAL PROVISIONS

12.1	Notices	34
12.2	Miscellaneous	35
12.3	Compliance with Applicable Privacy Laws	35
12.4	Directors’ and Officers’ Insurance	36
12.5	Indemnities	37
12.6	Third Party Beneficiaries	37
12.7	Assignment	37
12.8	Expenses	37
12.9	Confidentiality Agreement	37
12.10	Survival of Representations and Warranties	38
12.11	Severability	38
12.12	Alternate Transactions	38
12.13	Counterpart Execution	38

-iii-

(continued)

SCHEDULE A -	CONDITIONS TO THE OFFER
SCHEDULE B -	FORM OF PRE-TENDER AGREEMENT
SCHEDULE C -	TRANSACTION COSTS
SCHEDULE D -	TAX POOLS

-iv-

PRE-ACQUISITION AGREEMENT

THIS AGREEMENT made as of the 18th day of January, 2004,

BETWEEN:

HAWKER RESOURCES INC., a corporation duly incorporated under and governed by the laws of Alberta (“Hawker”)

- and -

ZORIN EXPLORATION LTD., a corporation duly incorporated under and governed by the laws of Alberta (“Zorin”)

     WHEREAS the Board of Directors of Zorin has determined that it is in the best interests of Zorin and its shareholders to enter into this Agreement and to unanimously recommend acceptance of the Hawker offer to the shareholders of Zorin;

     AND WHEREAS Hawker is willing to make an offer subject to the terms and conditions of this Agreement;

     NOW THEREFORE IN CONSIDERATION OF the mutual covenants hereinafter contained and other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

"Act” means the Business Corporations Act (Alberta) as the same has been and may hereafter from time to time be amended;

"affiliate” has the meaning set forth in the Act;

"Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this Agreement, as the same may be amended or supplemented from time to time and, where applicable, to the appropriate Schedules hereto;

"applicable law” means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

“applicable privacy laws” means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection Act (Alberta);

“authorized authority” means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event;

“Bank Debt Retirement Costs” means all costs associated with repayment of the credit facilities held by Zorin other than repayment of principal and interest, as set forth in Schedule C;

“Business” means the business carried on by Zorin and its subsidiaries;

“Business Day” means any day excepting a Saturday, Sunday or statutory holiday in Calgary, Alberta;

“Canadian GAAP” means Canadian generally accepted accounting principles applied on a consistent basis;

“Confidentiality Agreement” has the meaning ascribed thereto in Section 6.26;

“diluted basis” means, with respect to the number of outstanding Zorin Shares at any time, such number of outstanding Zorin Shares calculated assuming that all outstanding Zorin Options, Zorin Warrants and other rights to acquire Zorin Shares are exercised;

“Disclosed Personal Information” has the meaning ascribed thereto in Section 12.3;

“Effective Time” means the time that Hawker shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer;

“Environmental Law” means any applicable laws and regulations intended to protect or preserve the environment and any applicable laws and regulations relating to the storage, handling, transportation, use, spill, release or emission of toxic or hazardous substances;

“Exchange Ratio” means, subject to adjustment, if any, as provided in Section 2.5, the number, calculated to four decimal places, equal to $0.40 divided by the Hawker Average Price;

“Expiry Time” means the Initial Expiry Time unless the Offer has been or is required to be extended, in which case it means the expiry time of the Offer as extended, or required to be extended, from time to time;

“Financial Advisor Obligations” has the meaning set forth in Section 6.9;

“Hawker” means Hawker Resources Inc.;

“Hawker Average Price” means the weighted average trading price of Hawker Common Shares (calculated to four decimal places) on the Toronto Stock Exchange for the 10 Trading Days prior to (and excluding) the date of the Initial Expiry Time;

“Hawker Common Shares” means common shares in the capital of Hawker;

“Initial Expiry Time” means 4:00 p.m. (Calgary time) on the first Business Day which falls after the 35th day following the day of the mailing of the Offer Documents to the shareholders of Zorin (where the first day of this period is the day immediately following the date of mailing);

“material” means, where used in relation to Zorin and its subsidiaries, a fact, asset, liability, transaction or circumstance concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of Zorin and its subsidiaries, taken as a whole, that: (i) would be reasonably likely to have a significant effect on the market price or value of the Zorin Shares; or (ii) that would prevent or materially delay completion of the Offer in accordance with this Agreement, or any compulsory acquisition or Second Stage Transaction;

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, leases, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a party or any of its subsidiaries which is, or could reasonably be expected to be, materially adverse to the business of such party and its subsidiaries considered as a whole or the value of the Hawker Common Shares or Zorin Shares, as applicable, other than a change: (i) which has, in the case of Zorin, prior to the date hereof been disclosed to Hawker in the data room or pursuant to presentations to Hawker personnel or which has, in the case of Hawker, been disclosed to Zorin; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) resulting from changes in the market price of crude oil or natural gas; or (v) resulting from any drilling, completion or testing after the date hereof of any wells establishing that any such well or prospect is not commercially viable or is less successful than anticipated by Zorin or Hawker;

“Maximum Cash Consideration” means $1,484,640;

“Maximum Share Consideration” means, subject to Section 2.1(a), the maximum number of Hawker Common Shares issuable pursuant to the Offer, based on the Exchange Ratio and assuming that the Maximum Cash Consideration is payable pursuant to the Offer;

“Minimum Condition” means the condition set forth in paragraph (a) of Schedule A;

“Minimum Required Shares” means at least that number of the outstanding Zorin Shares required pursuant to the Minimum Condition unless Hawker shall have waived the Minimum Condition in which case “Minimum Required Shares” means that number of the outstanding Zorin Shares which Hawker takes up on the Take-up Date, provided that such number of Zorin Shares shall not be less than 50% of the issued and outstanding Zorin Shares on a diluted basis;

“Offer” has the meaning set forth in Section 2.1(a);

“Offer Documents” has the meaning set forth in Section 2.3(a);

“Officer Obligations” means: (i) any obligations or liabilities of Zorin or its subsidiaries to pay any amount to its officers, directors or employees, other than for salary and directors’ fees in the ordinary course in each case in amounts consistent with historic practice; and (ii) obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary course of business and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of Zorin or its subsidiaries to officers or employees for severance or termination payments on or in connection with the change of control of Zorin in the case of officers and pursuant to Zorin’s severance policy in the case of employees, all as set forth in Schedule C;

“Officers’ Certificate” means a certificate signed by any two senior officers of Zorin;

“Personal Information” means information about an individual transferred or provided to Hawker or its representative(s) by Zorin or its representative(s) in connection with the Offer or the transactions contemplated herein;

“Second Stage Transaction” has the meaning set forth in Section 4.1;

“Securities Authorities” means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

“Securities Laws” means any applicable Canadian provincial securities laws, United States securities laws, the “blue sky” or securities laws of the states of the United States and any other applicable law;

“Stock Option Plan” means the Stock Option Plan of Zorin as provided by Zorin to Hawker;

“subsidiary” has the meaning set forth in the Securities Act (Alberta);

“Superior Proposal” has the meaning set forth in Section 8.3;

“Take-over Proposal” means a proposal or offer (other than by Hawker or one of its subsidiaries), whether or not subject to a due diligence condition, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Zorin or any Zorin Subsidiary or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding Zorin Shares or to effect any merger, amalgamation, arrangement or similar transaction, directly or indirectly, with respect to Zorin whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving Zorin or any Zorin Subsidiary including without limitation any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Zorin or any Zorin Subsidiary or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Zorin Shares or to merge or amalgamate or effect an arrangement with respect to Zorin (other than the transactions contemplated by this Agreement);

“Take-up Date” means the date that Hawker first takes up and acquires Zorin Shares pursuant to the Offer;

“Trading Day” means a day on which at least one board lot of Hawker Common Shares is traded on the Toronto Stock Exchange;

“Transaction Costs” means the obligations of Zorin in respect of the transactions contemplated hereby including directors and officers insurance referred to in Section 12.4, legal costs of Zorin in respect of this transaction, Officer Obligations, the Financial Advisor Obligations and Bank Debt Retirement Costs;

“Zorin” means Zorin Exploration Ltd.;

“Zorin Governing Documents” means the Articles of Incorporation, as amended, and By-laws of Zorin;

“Zorin Options” means the outstanding options to acquire Zorin Shares under the Stock Option Plan;

“Zorin Shares” means common shares in the share capital of Zorin;

“Zorin Subsidiary” means Mar Oil Company; and

“Zorin Warrants” means 917,000 warrants to purchase Zorin Shares at exercise prices ranging from $0.60 to $0.85 per share.

1.2	Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Deemed Currency

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4	Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made.

1.5	Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7	Attornment

The parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Zorin shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Zorin required to be made shall be made in a manner consistent with Canadian GAAP and past practice of Zorin in preparation of its audited financial statements.

1.9	Interpretation Not Affected by Party Drafting

The parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10	Incorporation of Schedules

Schedules A to D attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A	Conditions to the Offer
Schedule B	Form of Pre-tender Agreement
Schedule C	Officer Obligations and Transaction Costs
Schedule D	Tax Pools

ARTICLE 2
THE OFFER

2.1	The Offer

(a)	Subject to the terms and conditions of this Agreement, Hawker shall use all commercially reasonable efforts to mail to holders of Zorin Shares, Zorin Options and Zorin Warrants as soon as practicable but in any event not later than 11:59 p.m. (Calgary time) on February 4, 2004 (provided that if the Offer Documents are required to be translated, such date shall be extended to February 11, 2004), an offer to purchase all of the outstanding Zorin Shares including any Zorin Shares which may become outstanding pursuant to the exercise of outstanding Zorin Options or Zorin Warrants for an ascribed price of $0.40 per Zorin Share to be comprised of, subject to proration and at the election of each depositing Zorin shareholder, either:

(i)	$0.40 cash, subject to the Maximum Cash Consideration; or

(ii)	that fraction of a fully paid and non-assessable Hawker Common Share as is equal to the Exchange Ratio, subject to the Maximum Share Consideration,

and provided further that in the event the Hawker Average Price is less than $4.75, Hawker shall have the right, but not the obligation, to terminate this Agreement in accordance with Section 11.1(h), which offer shall be made in accordance with this Agreement, the Act and Securities Laws and be subject to the conditions set forth in Schedule A hereto (the “Offer”, which term shall include any amendments to, or extensions of, such Offer, including, without limitation, increasing the consideration, removing or waiving any condition or extending the date by which Zorin Shares may be tendered). The Offer price set forth above in this Section 2.1(a) is based on there being a total of 18,558,000 Zorin Shares outstanding at the Expiry Time and, to the extent the actual number of Zorin Shares outstanding at such time exceeds 18,558,000, the Offer price as set forth above in this Section 2.1(a) shall be reduced proportionately. Hawker and Zorin shall cooperate in making on a timely basis any filings with respect to the Offer, including amendments thereafter on a timely basis as required by Securities Laws. Hawker shall provide Zorin with a draft copy of the Offer Documents prior to mailing for its review and comment.

(b)	Zorin acknowledges and agrees that Hawker may make the Offer itself, or through one or more direct or indirect wholly-owned subsidiaries, or any combination thereof (which, for the purposes hereof, may include a partnership, all of the partners of which are direct or indirect subsidiaries of Hawker or any combination thereof). In the event that any such subsidiary makes the Offer, the term “Hawker” as used herein shall include all of such subsidiaries, but Hawker shall continue to be directly liable to Zorin as principal obligor for any default in performance by any such subsidiary.

(c)	The Offer shall expire at the Initial Expiry Time, except that the Offer may be extended, at the sole discretion of Hawker, if the conditions thereto set forth in Schedule A hereto are not satisfied on the date and time at which the Offer expires. In addition, in the event that any appropriate regulatory approval is not obtained prior to the time the Offer is scheduled to terminate, unless such approval has been denied, Hawker agrees that it will extend the Offer for not less than two additional successive 10 day periods if, upon the expiry of the first such extension, the appropriate regulatory approval has not been obtained.

Subject to the satisfaction or waiver of the conditions set forth in Schedule A hereto, Hawker shall within three Business Days accept for payment and pay for all Zorin Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Each of Hawker and Zorin shall use all commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.

(d)	It is agreed that Hawker may, in its sole discretion: (i) waive, in whole or part, any term or condition of the Offer for its benefit at any time and from time to time provided that if Hawker takes up and pays for any Zorin Shares it shall acquire not less than the Minimum Required Shares; and (ii) amend any term or condition of the Offer, provided that Hawker shall not decrease the aggregate value of the consideration to be paid for each Zorin Share (subject to Section 2.1(a)) or modify or impose additional conditions to the Offer in a manner that is materially adverse to the holders of Zorin Shares provided that, after Hawker reduces the Minimum Condition, Hawker extends the Offer by a 10 day period. Hawker shall provide a draft of any proposed amendment, modification or change to the Offer to Zorin.

(e)	Hawker will instruct the depositary under the Offer to advise Zorin from time to time, if requested by Zorin and in such manner as Zorin may reasonably request, as to the number of Zorin Shares that have been tendered (and not withdrawn) under the Offer.

(f)	Hawker’s obligation to make the Offer as set forth in Section 2.1(a) is conditional upon the execution and delivery to Hawker, concurrently with the execution of this Agreement, of pre-tender agreements referred to in Section 2.2(b).

(g)	Notwithstanding any of the other terms of this Agreement, Hawker shall not be required to make the Offer if, on or before the date Hawker would otherwise be required to make the Offer under the terms of this Agreement:

(i)	the board of directors of Zorin shall have withdrawn its positive recommendation of the Offer;

(ii)	any of the representations or warranties of Zorin contained herein shall not be true and correct in all material respects or Zorin shall not have complied in all material respects with each of its covenants set out herein;

(iii)	a Material Adverse Change shall have occurred, or a person shall have commenced a bona fide action for injunctive relief against the performance of this Agreement or the completion of the Offer, or another event shall have occurred or circumstances shall exist which would make it impossible or highly unlikely to satisfy one or more of the conditions of the Offer set forth in Schedule A hereto; or

(iv)	it has not received an Officers’ Certificate from Zorin certifying that:

(A)	all of the representations and warranties of Zorin contained herein are true and correct in all material respects;

(B)	Zorin has complied in all material respects with each of its covenants set out herein; and

(C)	a Material Adverse Change has not occurred in respect of Zorin.

The foregoing conditions in (f) and (g) are for the sole benefit of Hawker and may be waived by Hawker at any time.

2.2	Zorin Directors’ Approval and Recommendation

(a)	Zorin hereby consents to the Offer as set forth in Section 2.1 and confirms that its Board of Directors has unanimously approved the Offer and the entering into of this Agreement, has determined that the Offer is fair, from a financial point of view, to the holders of Zorin Shares and has unanimously resolved to recommend acceptance of the Offer by the holders of Zorin Shares, subject to Section 8.3. Zorin shall prepare and make available for mailing with the Offer Documents sufficient copies of a Directors’ Circular prepared in accordance with any applicable Securities Laws. The Directors’ Circular will set forth (among other things) the recommendation of the Board of Directors of Zorin as described above. Zorin shall provide Hawker with a draft copy of the Directors’ Circular prior to its finalization for Hawker’s review and comment.

(b)	The Board of Directors of Zorin has been advised that the directors and officers of Zorin intend to tender their Zorin Shares under the Offer and have agreed that, in lieu of exercising their Zorin Options and Zorin Warrants, Zorin will pay the positive difference, if any, that results from subtracting from the ascribed purchase price for the Zorin Shares under the Offer the exercise price of their Zorin Options, immediately after the Take-up Date in exchange for the termination of their Zorin Options and Zorin Warrants effective immediately prior to the Take-up Date provided that such director or officer agrees to surrender all Zorin Options and Zorin Warrants to Zorin for cancellation for no further consideration effective immediately prior to the Take-up Date. Zorin represents that all of its directors and officers, holding in aggregate approximately 60% of the issued and outstanding Zorin Shares have agreed to execute pre-tender agreements (in the form of the agreement attached hereto as Schedule B) and agrees to deliver such agreements concurrently with the execution of this Agreement duly executed by each of its directors and officers.

(c)	Zorin represents that it has obtained advice from Waterous & Co. that the consideration to be offered to Zorin shareholders pursuant to the Offer is fair to holders of Zorin Shares from a financial point of view and that Waterous & Co. will provide a written opinion to such effect before the mailing of the Directors’ Circular. The fairness opinion will be attached to or referred to in the Directors’ Circular referred to in Section 2.2(a).

2.3	Offer Documents

(a)	Hawker shall file or cause to be filed with the appropriate Securities Authorities an Offer to Purchase and Take-Over Bid Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery pursuant to which the Offer will be made (collectively, the “Offer Documents”). The Offer Documents, when filed with Securities Authorities and when mailed to holders of Zorin Shares, shall contain (or shall be amended in a timely manner to contain) all information which is required to be included therein in accordance with any applicable Canadian provincial Securities Laws.

(b)	Zorin agrees to provide such assistance as Hawker or its agents may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to the holders of the Zorin Shares and to such other persons as are entitled to receive the Offer under Securities Laws, including providing lists and updated or supplemental lists of the holders of Zorin Shares, Zorin Options and Zorin Warrants and mailing labels with respect to all such holders of securities as soon as possible after the date of this Agreement but in any event no later than the close of business in Calgary on January 20, 2004 (and shall similarly provide to Hawker by not later than close of business in Calgary on

January 23, 2004, a geographic breakdown of beneficial holders of Zorin Shares from ADP Canada or a similar service provider indicating the number of Zorin Shares beneficially held within Canada, by province, and elsewhere) and updates or supplements thereto from time to time as may be requested by Hawker.

2.4	Zorin Options and Zorin Warrants

(a)	The Zorin Board of Directors shall not, prior to completion of the Offer, grant additional Zorin Options pursuant to the Stock Option Plan or issue additional Zorin Warrants or adjust or modify the exercise price of any outstanding Zorin Options or Zorin Warrants.

(b)	Zorin will pay to each holder of Zorin Options the positive difference, if any, that results from subtracting from the ascribed purchase price for the Zorin Shares under the Offer the exercise price of outstanding Zorin Options held by such holder, immediately after the Take-up Date in exchange for the termination of all Zorin Options and Zorin Warrants held by such person provided that all holders of Zorin Options and Zorin Warrants agree to surrender all Zorin Options and Zorin Warrants to Zorin for cancellation for no further consideration effective immediately prior to the Take-up Date.

(c)	Zorin agrees to use its reasonable commercial efforts and represents that the directors have unanimously determined to use their respective reasonable commercial efforts to encourage and facilitate all persons holding Zorin Options and Zorin Warrants to agree with Zorin to an arrangement described in Section 2.4(b) prior to the Expiry Time of the Offer.

2.5	Adjustments to Exchange Ratio

The Exchange Ratio shall be proportionately adjusted to reflect fully the effect of (a) any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Hawker Common Shares), reorganization, recapitalization or other like change with respect to Hawker Common Shares, and (b) any extraordinary dividend or distribution with respect to Hawker Common Shares (other than a dividend or distribution referenced in (a)); provided that the foregoing adjustments shall only be made if the record date for the stock split, reverse split, stock dividend, reorganization, recapitalization, other like change or extraordinary dividend or distribution referred to in (a) and (b) occurs after the date of this Agreement and prior to the Effective Time.

ARTICLE 3
PUBLICITY

3.1	Publicity

(a)	Each of Hawker and Zorin shall advise, consult and cooperate with the other party prior to issuing, or permitting any of its subsidiaries, directors, officers,

employees or agents to issue any press release or other written statement to the press with respect to this Agreement or the transactions contemplated hereby. Hawker and Zorin shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial best efforts to consult the other party taking into account the time constraints to which it is subject as a result of such law or obligation.

(b)	Zorin and Hawker agree that a news release shall be issued immediately following the execution of this Agreement.

ARTICLE 4
TRANSACTIONS FOLLOWING COMPLETION OF THE OFFER

4.1	Second Stage Transaction

If Hawker takes up and pays for Zorin Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, Hawker agrees to use all commercially reasonable efforts to acquire, and Zorin agrees to use all commercially reasonable efforts to assist Hawker in acquiring, the balance of the Zorin Shares by way of compulsory acquisition or a statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions (“Second Stage Transaction”) carried out for consideration per Zorin Share not less than the consideration paid pursuant to the Offer (it being understood that Hawker shall be under no obligation to pay more than that amount). Nothing herein shall be construed to prevent Hawker from acquiring, directly or indirectly, additional Zorin Shares in privately negotiated transactions, in another take-over bid, tender or exchange offer, or otherwise in accordance with Securities Laws (including by way of compulsory acquisition) following completion of the Offer.

4.2	Information Circular, Etc.

Without limiting Section 4.1, Zorin agrees that if Hawker is required to effect a Second Stage Transaction which requires approval of Zorin’s shareholders in a meeting of Zorin’s shareholders, Zorin shall take all action necessary in accordance with Securities Laws, other applicable Canadian laws and the Zorin Governing Documents to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable to consider and vote upon the action proposed by Hawker. In the event of such a meeting or meetings, Zorin shall use all commercially reasonable efforts to mail to its shareholders an Information Circular with respect to the meeting of Zorin’s shareholders. The term “Information Circular” shall mean such proxy or other required informational statement or circular, as the case may be, and all related materials at the time required to be mailed to Zorin’s shareholders and all amendments or supplements thereto, if any. Hawker and Zorin each shall use all commercially reasonable efforts to obtain and furnish the information required to be included in any Information Circular. The information provided and to be provided by Hawker and Zorin for use in the Information Circular, on both the date the Information Circular is first mailed to Zorin’s shareholders and on the date any such meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. Hawker and Zorin each agree to correct promptly any such information provided by it for use in any Information Circular which shall have become false or misleading.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF HAWKER

As of the date hereof, Hawker hereby represents and warrants to Zorin as follows and acknowledges that Zorin is relying upon these representations and warranties in connection with the entering into of this Agreement:

5.1	Organization and Qualification

Hawker is a corporation duly incorporated and organized and validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted.

5.2	Authority Relative to this Agreement

Hawker has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Hawker of the transactions contemplated hereby have been duly authorized by its Board of Directors and no other corporate proceedings on its part are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Hawker and constitutes a legal, valid and binding obligation of Hawker enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity.

5.3	No Violations

(a)	Neither the execution and delivery of this Agreement by Hawker, the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Hawker or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the charter or bylaws of Hawker or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Hawker or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Hawker or any of its subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 5.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Hawker or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Hawker and its subsidiaries taken as a whole or on the ability of Hawker to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of Securities Laws, (i) there is no legal impediment to Hawker’s consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Hawker in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Hawker to consummate the transactions contemplated hereby.

5.4	No Material Adverse Change

Since September 30, 2003, there has not been any Material Adverse Change with respect to Hawker.

5.5	No Undisclosed Material Liabilities

Except: (a) as disclosed or reflected in the financial statements of Hawker as at December 31, 2002 and September 30, 2003 (the “Hawker Financial Statements”); and (b) for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; or (ii) pursuant to the terms of this Agreement, neither Hawker nor any of its subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Hawker for any period prior to the date hereof) that have constituted or could be reasonably expected to constitute a Material Adverse Change with respect to Hawker. None of Hawker or any of Hawker’s subsidiaries have entered into any arrangements, directly or indirectly, with any person whereby Hawker or any of Hawker’s subsidiaries have sold or transferred any property and then rented or leased as lessee such property or any part thereof other than as disclosed in the Hawker Financial Statements or as previously disclosed to Zorin. None of Hawker or any of Hawker’s subsidiaries is party to, directly or indirectly, any sale leaseback transaction or any off balance sheet financing arrangement other than as disclosed in the Hawker Financial Statements or as previously disclosed to Zorin.

5.6	Funds Available

The aggregate cash consideration payable pursuant to the Offer is available to Hawker so that Hawker is in a position to pay for all Zorin Shares tendered pursuant to the Offer in accordance with the terms of the Offer.

5.7	Hawker Status

Hawker is a reporting issuer or the equivalent thereof in material compliance with all applicable Securities Laws of all provinces of Canada and the Hawker Common Shares are listed on the Toronto Stock Exchange.

5.8	Freely Tradeable Shares

The Hawker Common Shares to be issued in connection with the Offer will be issued in accordance with applicable Canadian provincial Securities Laws and will be freely tradeable by the holders thereof except for restrictions as applicable to “control persons”.

5.9	U.S. Shareholders

Hawker Common Shares issued to U.S. residents in connection with the Offer will be (i) registered pursuant to a registration statement filed under the multi-jurisdictional disclosure system, or (ii) issued pursuant to an applicable exemption from the registration requirements under the United States Securities Act of 1933, as amended.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF ZORIN

As of the date hereof, Zorin hereby represents and warrants and, if applicable, covenants to Hawker as follows and acknowledges that Hawker is relying upon these representations and warranties in connection with the entering into of this Agreement:

6.1	Organization and Qualification

Zorin is a corporation duly incorporated and organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted. Each Zorin Subsidiary is a corporation duly incorporated and organized and validly subsisting under the laws of the jurisdiction of its incorporation or a partnership duly constituted and has the requisite corporate or partnership power and authority to carry on its business as now being conducted. Zorin and each Zorin Subsidiary is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Zorin and the Zorin Subsidiary taken as a whole.

6.2	Authority Relative to this Agreement

Zorin has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Zorin’s Board of Directors, and no other corporate proceedings on the part of Zorin are necessary to authorize this Agreement (except for obtaining shareholder approval in respect of any Second Stage Transaction) and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Zorin and constitutes a legal, valid and binding obligation of Zorin enforceable against Zorin in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and to general principles of equity.

6.3	No Violations

(a)	Neither the execution and delivery of this Agreement by Zorin, the consummation of the transactions contemplated hereby nor compliance by Zorin with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Zorin or the Zorin Subsidiary under, any of the terms, conditions or provisions of (x) the Zorin Governing Documents or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Zorin or the Zorin Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Zorin or the Zorin Subsidiary is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 6.3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Zorin or the Zorin Subsidiary (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Zorin and the Zorin Subsidiary taken as a whole or on the ability of Zorin to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of Securities Laws, (i) there is no legal impediment to Zorin’s consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Zorin in connection with the making or the consummation of the Offer, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Zorin to consummate the transactions contemplated hereby.

6.4	Capitalization

As of the date hereof the authorized share capital of Zorin consists of an unlimited number of common shares. As of the date hereof: (i) 18,558,000 Zorin Shares are issued and outstanding; (ii) options to acquire an aggregate of 1,402,000 Zorin Shares have been granted and are unexercised under the Stock Option Plan having exercise prices ranging from $0.25 to $0.68 (of which options only options to acquire 27,000 Zorin Shares have exercise prices less than $0.40, being options to acquire 10,000 Zorin Shares at $0.30 per share and options to acquire 17,000 Zorin Shares at $0.25 per Zorin Share); and (iii) 917,000 Zorin Warrants are outstanding having exercise prices ranging from $0.60 to $0.85. Except as set forth above, there are no securities of Zorin outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Zorin of any shares of Zorin (including the Zorin Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Zorin (including the Zorin Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Zorin. All outstanding Zorin Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

6.5	No Material Adverse Change

Since September 30, 2003, there has not been any Material Adverse Change with respect to Zorin.

6.6	No Undisclosed Material Liabilities

Except: (a) as disclosed or reflected in the financial statements of Zorin as at December 31, 2002 and September 30, 2003 (the “Zorin Financial Statements”) or in the material agreements set out in Section 6.14 hereof; and (b) for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; or (ii) pursuant to the terms of this Agreement, neither Zorin nor any of its subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Zorin for any period prior to the date hereof) that have constituted or could be reasonably expected to constitute a Material Adverse Change. None of Zorin or any of Zorin’s subsidiaries have entered into any arrangements, directly or indirectly, with any person where by Zorin or any of Zorin’s subsidiaries have sold or transferred any property and then rented or leased as lessee such property or any part thereof other than as disclosed in the Zorin Financial Statements or as previously disclosed to Hawker. None of Zorin or any of Zorin’s subsidiaries is party to, directly or indirectly, any sale leaseback transaction or any off balance sheet financing arrangement other than as disclosed in the Zorin Financial Statements or as previously disclosed to Hawker. There is currently no hedge, exchange, swap, option to purchase, call, put or forward sales contract with respect to Zorin or any of Zorin’s subsidiaries or any of their respective assets other than as disclosed in the Zorin Financial Statements or as previously disclosed to Hawker.

6.7	Impairment

Neither the making of the Offer nor the successful completion of the Offer will result in a Material Adverse Change pursuant to or as a result of the provisions of any agreement or arrangement to which Zorin is a party.

6.8	Officer Obligations

Officer Obligations and Transaction Costs, respectively, do not exceed the amounts set forth in Schedule C, and Officer Obligations will not be paid out to the extent that aggregate Transaction Costs exceed $500,000.

6.9	Financial Advisor

Zorin has not retained nor will it retain any financial advisor, broker, agent or finder or paid, or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except Waterous & Co. has been retained as Zorin’s financial advisor in connection with certain matters including the transactions contemplated hereby. The total obligation of Zorin to such financial advisor in connection with the Offer is not more than amount set forth in Schedule C (the “Financial Advisor Obligations”). After the payment of the financial obligations to Waterous & Co. as set forth above, Zorin will not have any continuing obligations to Waterous & Co. other than those related to indemnification, confidentiality and the payment of reasonable expenses. Zorin has delivered to Hawker a true and complete copy of its agreement with Waterous & Co.

6.10	Conduct of Business

Except as disclosed to Hawker, since September 30, 2003, neither Zorin nor any of its subsidiaries has taken any action that would be in violation of Section 7.1 if such provision had been in effect since such date, other than capital spending, acquisitions and dispositions not in excess of monetary limits set forth in Section 7.1(c) and violations which would not have any material adverse effect on the business, operations or financial condition of Zorin and its subsidiaries considered as a whole or would not materially affect Zorin’s ability to consummate the transactions contemplated hereby.

6.11	Reports

(a)	Zorin has heretofore delivered to Hawker true and complete copies of (i) Zorin’s Information Circular relating to its 2003 annual meeting of shareholders, Zorin’s 2002 Annual Report to shareholders and interim report for the period ending September 30, 2003 and (ii) the consolidated audited financial statements of Zorin as at and for the year ended December 31, 2002. As of their respective dates, such forms, statements, prospectuses and other offering documents (including all exhibits and schedules thereto and documents incorporated by reference therein) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading and complied in all material respects with all applicable requirements of law. The audited financial statements and unaudited interim financial statements of Zorin and its consolidated subsidiaries publicly issued by Zorin, previously delivered to Hawker, or included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Zorin’s independent accountants or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present the consolidated financial position, results of operations and changes in financial position of Zorin and its consolidated subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b)	Zorin will deliver to Hawker as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Hawker, as to which Zorin makes no representation) will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. The consolidated financial statements of Zorin issued by Zorin or to be included in such reports and statements (excluding any information therein provided by Hawker, as to which Zorin makes no representation) will be prepared in accordance with Canadian GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Zorin’s independent accountants or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the consolidated financial position, results of operations and changes in financial position of Zorin as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

6.12	Subsidiaries

All of the shares of the Zorin Subsidiary are beneficially wholly-owned, directly or indirectly, by Zorin with valid and marketable title thereto, free and clear of any and all liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever. The Zorin Subsidiary is the only subsidiary of Zorin.

6.13	Compliance with Law

Zorin and the Zorin Subsidiary has complied with and is in compliance with all laws and regulations applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, constitute a Material Adverse Change with respect to Zorin and the Zorin Subsidiary, taken as a whole, or on the ability of Zorin to consummate the transactions contemplated hereby.

6.14	Material Agreements

There are no agreements material to the conduct of Zorin’s and the Zorin Subsidiary businesses except land contracts entered into in the ordinary course of business and construction, ownership and operation agreements entered into in the ordinary course of business and the agreements provided to Hawker in Zorin’s data room and all such agreements are valid and subsisting and Zorin or its subsidiary, as applicable, is not in material default under any such agreements, permits, licenses, approvals, certificates and other rights and authorizations.

6.15	Tax Pools

Zorin’s Canadian tax pools as at December 31, 2003 are accurately set forth in Schedule D.

6.16	Engineering Report

Zorin has provided to its independent engineers, McDaniel and Associates Consultants Ltd., all information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the petroleum and natural gas interests of Zorin evaluated in their report dated August 1, 2003 (the “McDaniel Report”) which was requested or required by such independent engineers for such purposes and, in particular, all information respecting Zorin’s working or royalty interests in its petroleum and natural gas interests and the royalty burdens and net profits interest burdens thereon which was requested or required by such independent engineers for such purposes.

6.17	Flow-Through Obligations

Zorin has fulfilled all obligations to incur and renounce exploration and development expenses with respect to subscription funds receive pursuant to any flow-through common share subscription agreements to which Zorin is a party.

6.18	Disclosure

The data and information in respect of Zorin and the Zorin Subsidiary and their assets (including, without limitation, their oil and natural gas reserves), liabilities, business, operations and capital provided by Zorin or its advisors to Hawker or its advisors was and is accurate and correct, taken as a whole, as at the respective dates thereof. The representations, warranties and statements made in this Agreement and in any agreement, certificate, statement or document furnished by or on behalf of Zorin and the Zorin Subsidiary, or in connection herewith or therewith when considered as a whole do not contain any untrue statement or fact or omit to state a fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

6.19	Employment Agreements

Neither Zorin nor any subsidiary is a party to any written employment or consulting agreement or any verbal employment or consulting agreement with a term of more than one year or any written agreement which provides for a payment by Zorin or any subsidiary on a change of control of Zorin or severance of employment.

6.20	Employee Benefit Plans

Neither Zorin nor any Zorin Subsidiary has any employee benefit plans other than: (i) the Stock Option Plan; and (ii) existing health, dental, vision and short and long term disability plans, life insurance and accidental death and dismemberment of general application and agreements and promises contemplated by the Officer Obligations and has made no promises with respect to increased benefits under such plans. All contributions (including premiums) required by law or contract to and including December 31, 2003 to have been paid or accrued, under or with respect to such plans, have been paid or accrued as at that date, as the case may be, except where failure to make any such contribution could not reasonably be expected to result in a Material Adverse Change.

6.21	Books and Records

The corporate records and minute books of Zorin and each Zorin Subsidiary have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

6.22	Litigation, Etc.

There are, at the date hereof, no actions, suits or proceedings outstanding, pending, or to the knowledge of Zorin threatened, affecting Zorin or any Zorin Subsidiary before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves a possibility of any judgement against or liability of Zorin or any Zorin Subsidiary or other person which, if successful, would have a material adverse effect on the business, affairs, operations, assets, prospects or financial condition of Zorin and the Zorin Subsidiary, taken as a whole, or on the ability of Zorin or Hawker to consummate the transactions contemplated hereby and Zorin has no knowledge of facts or circumstances which may reasonably give rise to any such actions, cost or proceeding.

6.23 Environmental

(a)	Zorin is not aware of, and none of Zorin or any Zorin Subsidiary has received:

(i)	any order or directive which relates to environmental matters and which requires any work, repairs, construction, or capital expenditures; or

(ii)	any demand or notice with respect to the breach of any environmental, health or safety law applicable to Zorin or any of its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants, that would have any material adverse effect on the business, operations or financial condition of Zorin and its subsidiaries taken as a whole;

(b)	Zorin has not received notice of and is not aware of any material environmental liabilities related to the assets of Zorin or its subsidiaries, other than obligations in the ordinary course of business to abandon wells when they have ceased to be productive, remove production equipment when they are no longer being used and restore and reclaim the surface sites thereof;

(c)	All environmental and health and safety permits, licenses, approvals, consents, certificates and other authorizations of any kind or nature (“Environmental Permits”) necessary for the ownership, operation, development, maintenance, or use of any of the assets of Zorin or its subsidiaries have been obtained and maintained in effect; and

(d)	Zorin, its subsidiaries and their respective assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all Environmental Laws and with all terms and conditions of all Environmental Permits, and all prior instances of non-compliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters.

(e)	No investigations or complaints by any governmental entity with respect to any environmental matter pertaining to or affecting the business or the assets of Zorin or any of its subsidiaries is currently outstanding or threatened;

(f)	Known spills or similar incidents pertaining to or affecting the business or the assets of Zorin and its subsidiaries have been reported to the appropriate governmental entity to the extent required by Environmental Laws; and

(g)	All waste disposal pertaining to or affecting the business or the assets of Zorin and its subsidiaries has been and is being conducted in accordance with all applicable Environmental Laws.

6.24 Tax Matters

(a)	For purposes of this Agreement, the following definitions shall apply:

(i)	The term “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, withholding taxes on amounts paid or credited to non-residents, labour taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, insurance taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Zorin or any of its subsidiaries is required to pay, withhold or collect.

(ii)	The term “Returns” shall mean all reports, estimates, declarations of estimated tax, elections, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b)	All Returns required to be filed by or on behalf of Zorin or any subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Zorin or any subsidiaries with respect to items or periods covered by such Returns.

(c)	Zorin and each subsidiary has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2002 for Taxes, including income taxes, labour taxes and related deferred taxes, in conformity with Canadian GAAP.

(d)	For all periods ending on and after December 31, 2000, Hawker has been furnished by Zorin true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Zorin and the Zorin Subsidiary or on behalf of Zorin and the Zorin Subsidiary relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise tax returns for Zorin and the Zorin Subsidiary.

(e)	No material deficiencies exist or have been asserted with respect to Taxes of Zorin or any Zorin Subsidiary. Neither Zorin nor any subsidiary is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Zorin’s knowledge threatened against Zorin or any Zorin Subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Zorin or any Zorin Subsidiary. There is no audit in process, pending or, to the knowledge of Zorin and any Zorin Subsidiary, threatened by a governmental or taxing authority relating to the Returns of Zorin and/or any subsidiary for the last three fiscal years.

(f)	Zorin has provided adequate accruals in its financial statements for the year ended December 31, 2002 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Zorin or any subsidiary arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Zorin or any of its subsidiaries.

6.25 Debt and Working Capital

As at December 31, 2003, Zorin’s consolidated debt and its working capital deficiency (which for greater certainty, excludes “Provision for Site Restoration Costs” and “Future Income Tax Liability”) was not greater than $4 million.

6.26 Confidentiality Agreements

All agreements entered into by Zorin with persons other than Hawker regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Zorin or any merger, arrangement or amalgamation of Zorin with another party are in substantially the form of the confidentiality agreement dated November 19, 2003 and executed by Hawker (the “Confidentiality Agreement”). Zorin has not negotiated any Take-over Proposal with any person who has not entered into such a confidentiality agreement.

6.27 Insurance

Policies of insurance in force as of the date hereof naming Zorin as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Zorin and its subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Offer.

6.28 Reporting Issuer Status

Zorin is a “reporting issuer” or the equivalent thereof in material compliance with all applicable Securities Laws of the provinces of British Columbia and Alberta and the Zorin Shares are only listed on the TSX Venture Exchange.

6.29 Certain U.S. Matters

Zorin is a foreign private issuer under applicable U.S. federal Securities Laws and U.S. persons own less than 40% of the Zorin Shares as at September 30, 2003. No securities of Zorin are registered pursuant to any applicable U.S. federal or state Securities Laws.

ARTICLE 7
CONDUCT OF BUSINESS

7.1 Conduct of Business by Zorin

Zorin covenants and agrees that, during the period from the date of this Agreement until the earlier of either: (i) the Effective Time; or (ii) this Agreement is terminated by its terms, unless Hawker shall otherwise agree in writing, except as required by law or in connection with a Take-over Proposal or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)	the business of Zorin and its subsidiaries shall be conducted only in, and Zorin and its subsidiaries shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and Zorin shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b)	Zorin shall not directly or indirectly do or permit to occur any of the following: (i) amend the Zorin Governing Documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any person; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or other interest of Zorin or its subsidiaries or partnerships, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Zorin or its subsidiaries; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities other than as provided in Section 2.4; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Zorin; (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above; or (viii) change the fiscal or tax year end of Zorin.

(c)	neither Zorin nor any Zorin Subsidiary, shall, without prior consultation with and the consent of Hawker, such consent not to be unreasonably withheld, directly or indirectly do any of the following: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $10,000 or an aggregate value in excess of $100,000; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or securities, contributions of capital or property transfer; (iii) acquire any assets with an acquisition cost which would exceed $5,000 individually or $100,000 in aggregate; (iv) incur any indebtedness for borrowed money except in the ordinary course of business, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances other than fees payable to legal advisors in the ordinary course and fees payable to legal and financial advisors in respect of the Offer as set forth and described in Schedule C; (v) authorize, recommend or propose any release or relinquishment of any material contract right; (vi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (viii) enter into or terminate any hedges, swaps or other financial instruments or like transactions (other than in accordance with their terms); (ix) enter into commitments of a capital expenditure nature including Crown lease purchases and freehold lease acquisitions or incur any contingent liability in excess of $10,000 individually or $100,000 in aggregate and in accordance with the Zorin 2004 operating budget, copies of which have been provided to Hawker (and Zorin shall not amend such budget); (x) enter into any non-arm’s length transactions including with any officers, directors or employees of Zorin or any of its subsidiaries or transfer any property or assets of Zorin or any of its subsidiaries to any employees, or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing except: (A) as may be necessary for the maintenance of existing facilities, machinery and equipment in good operating condition and repair in the ordinary course of business; or (B) as may be required by law;

(d)	neither Zorin nor the Zorin Subsidiary shall create any new Officer Obligations and, except for payment of the existing Officer Obligations (from which Zorin shall make appropriate withholdings as required by applicable tax laws), neither Zorin nor any Zorin Subsidiary shall grant to any officer or director an increase in compensation in any form, grant any general salary increase, grant to any other employee any increase in compensation in any form, make any loan to any officer, director or employee, or take any action with respect to the grant of any severance or termination pay arising from the Offer or a change of control of Zorin or the entering into of any employment agreement with, any officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies;

(e)	neither Zorin nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements; and

(f)	Zorin shall prudently monitor, in a manner consistent with industry practice and the historic practices of Zorin, all proposed land sales pursuant to which lands or leases reasonably proximate to the current properties, leases and petroleum and natural gas interests of Zorin will be made available for sale or lease and shall promptly advise Hawker of all such proposed land sales.

7.2 Provision of Information; Access

(a)	Immediately upon acceptance of this Agreement, Zorin shall provide to Hawker information, subject to the existing confidentiality restrictions pursuant to the Confidentiality Agreement, to enable Hawker to quickly and efficiently integrate the business and affairs of Zorin with Hawker at the Effective Time and Zorin shall permit:

(i)	Hawker and its representatives to have reasonable access to Zorin’s premises, field operations, records, computer systems, properties, books, contracts, records, employees, consultants and management personnel; and

(ii)	Hawker and its representatives to be informed of the operations of Zorin to ensure there is compliance with Section 7.1 hereof.

It is acknowledged that the purpose of this clause is to permit Hawker to be in a position to expeditiously integrate the business and operations of Zorin with that of Hawker immediately upon but not prior to, the Effective Time without causing any unreasonable disruptions to Zorin’s business or operations prior to the Effective Time.

ARTICLE 8
COVENANTS OF ZORIN

8.1 Notice of Change

From the date hereof until the termination of this Agreement, Zorin shall promptly notify Hawker in writing of:

(a)	any material change (actual, anticipated, contemplated or, to the knowledge of Zorin, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Zorin and the Zorin Subsidiary considered as a whole;

(b)	any change in the facts relating to any representation or warranty set forth in Article 6 which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect as at the date hereof or as at any subsequent date; or

(c)	any material fact in respect of Zorin which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

Zorin shall in good faith discuss with Hawker any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Zorin, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need be given to Hawker pursuant to this section.

8.2 Non-Completion Fee

If at any time after the execution of this Agreement (and provided there is no material breach or non-performance by Hawker of a material provision of this Agreement in any respect):

(a)	the Board of Directors of Zorin has withdrawn or, in any manner adverse to Hawker, redefined, modified or changed any of its recommendations referred to in Section 2.2, or shall have resolved to do so;

(b)	any bona fide Take-over Proposal for the Zorin Shares is publicly announced or commenced, and the Board of Directors of Zorin shall have failed to publicly reaffirm and maintain its recommendation of the Offer to Zorin’s shareholders within 2 days after the public announcement or commencement of any such Take-over Proposal;

(c)	the Board of Directors of Zorin shall have recommended that Zorin’s shareholders deposit their Zorin Shares under, vote in favour of, or otherwise accept, a Take-over Proposal;

(d)	Zorin shall have entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance with Section 8.3; or

(e)	another Take-over Proposal is publicly announced, proposed, offered or made to Zorin’s shareholders or to Zorin prior to the Expiry Time of the Offer, the Offer shall have expired and not been consummated by reason of the Minimum Condition not being satisfied, and such Take-over Proposal has been completed within 365 days of expiry of the Offer,

Zorin shall upon the occurrence of any such event and in any event within one Business Day pay to Hawker the amount of $375,000. Such payment shall be made in immediately available funds to an account designated by Hawker. On the date of the earliest of any of the events specified in Sections 8.2(a) to 8.2(e), Zorin shall be deemed to hold such amount in trust for Hawker.

Any payment pursuant to Section 8.2 shall be without prejudice to the rights or remedies available to Hawker upon the breach of any provision of this Agreement by Zorin.

For the purposes of Section 8.2(b), an announcement by the Board of Directors of Zorin that it does not have all the information necessary to properly evaluate the Take-over Proposal and accordingly is reaffirming and maintaining its recommendation of the Offer pending receipt and analysis of additional information shall not constitute an event within the ambit of Section 8.2(b)

hereof or trigger any obligations to make the payment contemplated by this Section, provided that the Board of Directors of Zorin, not less than five days before the Expiry Time of the Offer, publicly reaffirms and maintains its recommendation of the Offer as set forth in Section 2.2(a) to holders of Zorin Shares without the foregoing qualification in respect of receipt and analysis of additional information relating to the Take-over Proposal.

8.3 No Solicitation

Zorin shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion, negotiation or proceeding with any parties conducted heretofore by Zorin, any of its subsidiaries or their officers, directors, employees, financial advisors, representatives and agents (“Representatives”) with respect to a Take-over Proposal (as defined herein) whether or not initiated by Zorin and in connection therewith, Zorin shall not release any third party from any confidentiality or standstill agreement to which Zorin and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Zorin. From and after the date hereof, Zorin and its subsidiaries will not, and will not authorize or permit any of their Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal; provided, however, that Zorin may: (i) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Zorin, any of its subsidiaries or the Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Zorin and its business, properties and assets which has previously been provided to Hawker if, and only to the extent that: (A) the third party has first made a bona fide written Take-over Proposal that is financially superior to the Offer (as determined in good faith in each case by Zorin’s Board of Directors after receiving the advice of its financial advisors) (a “Superior Proposal”) and Zorin’s Board of Directors has concluded in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the Zorin Board of Directors to comply with fiduciary duties under applicable law; (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Zorin receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the Confidentiality Agreement; (C) Zorin immediately provides to Hawker any information provided to any such person or entity if not previously provided to Hawker; (ii) comply with applicable Securities Laws relating to the provision of directors’ circulars, and make appropriate disclosure with respect thereto to Zorin’s shareholders; and (iii) accept, recommend, approve or implement a Superior Proposal contemplated in clause (i)(A), but only (in the case of this clause (iii)) if prior to such acceptance, recommendation, approval or implementation, Zorin’s Board of Directors shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of this Agreement and the Offer which may be offered by Hawker during the 48 hour notice period set forth below, that such action is required by the Zorin Board of Directors to comply with fiduciary duties under applicable law and Zorin terminates this Agreement in accordance with Sections 8.2 and 11.1(f) and concurrently therewith has paid the fees payable thereunder. Zorin shall give Hawker orally and in writing at least 48 hours advance notice of any decision by the Board of Zorin to accept, recommend, approve or implement a Superior Proposal. Such notice shall include the principal business terms and conditions of the Superior Proposal and the general attributes of any non-cash consideration including the identity of the party making the Superior Proposal. In addition Zorin shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Hawker to make such adjustments in the terms and conditions of this Agreement and the Offer as would enable Zorin to proceed with the Offer as amended rather than the Superior Proposal. In the event Hawker proposes to amend this Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within the 48 hour period specified in this Section 8.3, then Zorin shall not enter into any agreement regarding the Superior Proposal.

8.4 Zorin Board of Directors

The Board of Directors of Zorin immediately following the acquisition by Hawker of more than 50% of the outstanding Zorin Shares pursuant to the Offer shall be reconstituted through resignations of all existing Zorin directors and the appointment of Hawker nominees in their stead. Zorin shall, in accordance with the foregoing and subject to the provisions of the Act, assist Hawker to secure the resignations of all Zorin directors to be effective at such time as may be required by Hawker and to use its best efforts to cause the election of the Hawker nominees to fill the vacancies so created in order to effect the foregoing without the necessity of a shareholder meeting.

8.5 Structure of Transaction

Zorin shall, to the extent reasonable, cooperate with Hawker in structuring the acquisition by Hawker of Zorin in a tax efficient manner.

8.6 Financial and Other Information

Zorin shall make available to Hawker, and consents to the use of, all financial statements and other information of Zorin which may be required to be disclosed in the Offer Documents or in other Hawker documents. Such financial statements shall be prepared in accordance with Canadian GAAP. If required by applicable law, such financial statements shall be audited by Zorin’s auditors. Zorin shall use its best efforts to have its auditors, to the extent required under applicable law, provide their consent to the use of their report and the use of their name in connection with any disclosure by Hawker of such financial statements. Hawker agrees to reimburse Zorin for its reasonable third party expenses in connection with complying with this Section 8.6.

ARTICLE 9
COVENANTS OF HAWKER

9.1 Actions

Hawker covenants and agrees that at all times when the Offer is outstanding, Hawker shall not take any action, or fail to take any action, which would or could reasonably be expected to result in the representations and warranties set out in Article 5 being untrue in any material respect at any time while the Offer is outstanding.

9.2 Other Covenants

Hawker covenants and agrees that, from and including the date hereof until the termination of this Agreement, unless Zorin agrees otherwise in writing:

(a)	Hawker shall use its reasonable commercial efforts to consummate the Offer subject only to the terms and conditions hereof;

(b)	Hawker shall use its reasonable commercial efforts to obtain all of the regulatory approvals, waivers and consents set out in paragraph (b) of Schedule A; and

(c)	Hawker shall honour all employment agreements, severance agreements and other arrangements disclosed in Schedule C if it acquires any Zorin Shares pursuant to the Offer. Hawker acknowledges that Zorin shall hold the benefits of this section in trust for the benefit of such employees and Hawker shall not take any action or permit any of its subsidiaries to take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to expiry of the Offer or termination of this Agreement, whichever first occurs.

ARTICLE 10
MUTUAL COVENANTS

10.1 Other Filings

Hawker and Zorin shall, as promptly as practicable hereafter, prepare and file any filings required under any Securities Law or any other applicable law relating to the transactions contemplated herein.

10.2 Additional Agreements

Subject to the terms and conditions herein provided and to fiduciary obligations under applicable law as advised by counsel in writing, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts: (i) to obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts (including, without limitation, the agreement of any persons as may be required pursuant to any agreement, arrangement or understanding relating to Zorin’s operations); (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations; (iii) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; (v) to effect all necessary registrations and other filings and submissions of information requested by governmental authorities; and (vi) to fulfill all conditions and satisfy all provisions of this Agreement and the Offer. For purposes of this Agreement, the obligation to use “commercially reasonable efforts” to obtain waivers, consents, approvals and authorizations to loan agreements, leases and other contracts or under laws or regulation shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations.

ARTICLE 11
TERMINATION, AMENDMENT AND WAIVER

11.1 Termination

This Agreement, other than the provisions set forth in Sections 8.2, 11.2, 12.3 and 12.8, may be terminated by written notice promptly given to the other party hereto, at any time prior to the time Hawker first takes up and pays for Zorin Shares under the Offer:

(a)	by mutual agreement by Hawker and Zorin; or

(b)	by Zorin, if Hawker has not mailed the Offer Documents to holders of Zorin Shares on or before midnight (Calgary time) on February 4, 2004 (provided that if the Offer Documents are required to be translated, such date shall be extended to February 11, 2004); or

(c)	by Hawker, if the conditions to the Offer have not been satisfied or waived by Hawker on or before the Expiry Time (after having extended the Offer as required pursuant to this Agreement); or

(d)	by either Hawker or Zorin, if Hawker has not taken up and paid for the Zorin Shares deposited under the Offer on or before the date which is 90 days, or if a Take-over Proposal is publicly announced, proposed, offered or made to Zorin’s shareholders, 180 days, following the day of mailing of the Offer Documents; or

(e)	by either Hawker or Zorin, if the Offer terminates or expires at the Expiry Time without Hawker taking up and paying for any of the Zorin Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate this

Agreement to perform the obligations required to be performed by it under this Agreement; or

(f)	by either Hawker or Zorin, if the fee referred to in Section 8.2 becomes payable and payment is made to Hawker; or

(g)	by either Hawker or Zorin, if there has been a misrepresentation, breach or nonperformance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in this Agreement which would have or would reasonably be expected to have a material adverse effect on the party seeking to terminate, provided the breaching party has been given notice of and 2 Business Days to cure any such misrepresentation, breach or non-performance; or

(h)	by Hawker, if the Hawker Average Price is less than $4.7500 and provided that Hawker shall, upon the exercise of the termination right provided by this Section 11.1(h) and in any event within one Business Day, pay to Zorin the amount of $375,000. Such payment shall be made in immediately available funds to an account designated by Zorin. On the date on which Hawker exercises the termination right provided by this Section 11.1(h), Hawker shall be deemed to hold such amount in trust for Zorin. Any such payment by Hawker shall be without prejudice to the rights or remedies available to Zorin upon the breach of any provision of this Agreement by Hawker.

11.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Hawker or Zorin hereunder except as set forth in Section 8.2 (provided that the right of payment (in the case of Section 8.2(e), being the public announcement or commencement of such Take-over Proposal) arose prior to the termination of this Agreement), Section 11.1 (with respect to the right of payment of Zorin if Hawker exercises its right to terminate the Agreement pursuant to Section 11.1(h)), Section 12.3, Section 12.8 (insofar as it relates to the reimbursement of expenses) and this Section 11.2, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any party from liability for any breach of this Agreement.

11.3 Amendment

This Agreement may be amended by mutual agreement between the parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the parties hereto.

11.4 Waiver

Hawker, on the one hand, and Zorin, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other’s agreements or the fulfilment of any conditions to its own obligations contained herein or (iii) waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other party hereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 12
GENERAL PROVISIONS

12.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by cable, telegram, telecopier or telex or sent by prepaid overnight carrier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	if to Hawker:

Suite 700, 700 2nd Street SW Calgary, Alberta T2P 2W1 Attention: David Tuer, President and Chief Executive Officer Telecopy No.: (403) 266-1814

with a copy to:

Blake, Cassels & Graydon LLP 3500, 855 2nd Street SW Calgary, Alberta T2P 4J8 Attention: Pat Finnerty Telecopy No.: (403) 260-9700

(b)	if to Zorin:

Suite 2350, 801 6th Avenue SW Calgary, Alberta T2P 3W2 Attention: Wayne R. Toole, President and Chief Executive Officer Telecopy No.: (403) 233-7295

with a copy to:

Bennett Jones LLP 4500, 855 2nd Street SW Calgary, Alberta T2P 4S5 Attention: Brad Markel Telecopy No.: (403) 265-7219

12.2 Miscellaneous

This Agreement: (i) except for the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof; and (ii) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. The parties hereto shall be entitled to rely upon delivery of an executed facsimile copy of the Agreement, and such facsimile copy shall be legally effective to create a valid and binding agreement among the parties hereto. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.3 Compliance with Applicable Privacy Laws

(a)	Zorin acknowledges and confirms that it has complied at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information.

(b)	The parties hereto further acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with the Offer or this Agreement (the “Disclosed Personal Information”).

(c)	Prior to the Effective Time, neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Offer.

(d)	Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Offer and the transactions contemplated by this Agreement, and that the disclosure of Personal Information relates solely to the carrying on of the Business, the completion of the Offer or the transactions contemplated by this Agreement.

(e)	Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Offer or the transactions contemplated by this Agreement.

(g)	Each party shall promptly notify the other party to this Agreement of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the party’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).

12.4 Directors’ and Officers’ Insurance

If Hawker takes up and pays for Zorin Shares pursuant to the Offer, Zorin shall, provided Zorin is able to obtain the same at a cost not exceeding 150% of the annual premium of Zorin’s current directors’ and officers’ insurance policy, obtain and pay for directors’ and officers’ liability insurance on a “trailing” or “run-off” basis for Zorin’s current and former directors and officers (whether such insurance is maintained independently of or included under Hawker’s directors and officers insurance policy), covering claims made prior to or within six years from the date that the director or officer resigns or is removed as a director or officer of Zorin. Coverage of such directors and officers insurance should be substantially equivalent in scope and coverage to that provided by Zorin’s current directors and officers insurance policy.

12.5 Indemnities

Hawker agrees that, if it acquires the Minimum Required Shares under the Offer, it shall cause each of Zorin and its subsidiaries to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of Zorin and its subsidiaries pursuant to the provisions of the articles, bylaws or similar constating documents of Zorin and its subsidiaries, applicable corporate legislation and any written indemnity agreements between any of Zorin or its subsidiaries and its past and present directors and officers in the forms provided to Hawker.

12.6 Third Party Beneficiaries

The provisions of Sections 12.4 and 12.5: (i) intended for the benefit of the employees of Zorin and its subsidiaries and all present and former directors and officers of Zorin and its subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Zorin shall hold the rights and benefits of Sections 12.4 and 12.5 in trust for and on behalf of the Third Party Beneficiaries and Zorin hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

12.7 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Hawker may assign all or any part of its rights or obligations under this Agreement to a direct or indirect wholly-owned subsidiary of Hawker, provided that if such assignment takes place, Hawker shall continue to be liable to Zorin for any default in performance by the assignee.

12.8 Expenses

Except as provided in Section 8.2 and 8.6, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Offer is consummated.

12.9 Confidentiality Agreement

With respect to the Offer, Zorin hereby consents to the Offer and Hawker is hereby released from any of the restrictions set forth in Sections 1 and 2 (to the extent required for Hawker to make the Offer and prepare the Offer Documents), 5 and 9 of the Confidentiality Agreement.

12.10 Survival of Representations and Warranties

The representations and warranties of Hawker and Zorin contained in this Agreement shall not survive the completion of the Offer and shall expire and be terminated at the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

12.11 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.12 Alternate Transactions

Notwithstanding any other provisions of this Agreement to the contrary, Hawker shall consent to a request by a holder of Zorin Shares (a “Requesting Party”) to modify the form of the contemplated transaction in such a manner to accommodate the reasonable commercial and tax planning objectives of the Requesting Party provided, and on condition that:

(a)	full and complete details of such modification are provided in writing and in advance to Hawker and Hawker’s solicitors;

(b)	all costs and expenses of the Requesting Party shall be borne by the Requesting Party (unless otherwise agreed to by Hawker); and

(c)	such legal opinions, indemnifications and tax clearance certificates (including certificates pursuant to section 116 of the Income Tax Act (Canada)) acceptable to Hawker and Zorin (in its, or their, sole and unfettered discretion) are provided in advance to Hawker and Zorin.

Nothing in this Section 12.12 shall be considered or interpreted or intended to derogate from the requirement of any person to pay taxes or withholdings in accordance with or in compliance with the Income Tax Act (Canada) (including but not limited to section 116 of the Income Tax Act (Canada)).

12.13 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

IN WITNESS WHEREOF, Hawker and Zorin have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HAWKER RESOURCES INC.

Per:	“Ronald P. Mathison”

Name:
Title:

Per:

Name:
Title:

ZORIN EXPLORATION LTD.

Per:	“Wayne Toole”

Name:
Title:

Per:

Name:
Title:

SCHEDULE A

CONDITIONS TO THE OFFER

The capitalized terms used in this Schedule A have the meanings set forth in the attached Pre-Acquisition Agreement dated January 18, 2004 (the “Agreement”) between Hawker Resources Inc. and Zorin Exploration Ltd., except that the term “Offeror” shall be deemed to refer to Hawker.

Notwithstanding any other provision of the Offer, but subject to the provisions of the Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Zorin Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a)	at the Expiry Time, and at the time the Offeror first takes up and pays for Zorin Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Zorin Shares (calculated on a diluted basis and excluding Zorin Shares owned at the date of the Offer by the Offeror or its associates or affiliates (as defined in the Act)) (the “Minimum Condition”);

(b)	all requisite regulatory approvals and consents of any stock exchanges or other securities or regulatory authorities shall have been obtained or occurred on terms and conditions satisfactory to the Offeror, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(c)	(i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any person in Canada or elsewhere, whether or not having the force of law; and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Zorin or any of its subsidiaries carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Offeror acting reasonably, in either case:

(A)	has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the Zorin Shares or the right of the Offeror to own or exercise full rights of ownership of the Zorin Shares;

(B)	has had, or if the Offer was consummated could reasonably be expected to result in, a Material Adverse Change or, in the case of (ii) above, could reasonably be expected to have a material adverse effect on the Offeror or is its ability to complete the Offer;

(C)	has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving the Offeror and/or an affiliate of the Offeror and Zorin and/or the holders of Zorin Shares for the purposes of Zorin becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or affecting an amalgamation or merger of Zorin’s business and assets with or into the Offeror and/or an affiliate of the Offeror (a “Second Stage Transaction”);

(d)	the Offeror shall be satisfied, acting reasonably that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Zorin Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Zorin Shares not acquired under the Offer;

(e)	in the sole judgment of the Offeror, acting reasonably: (i) Zorin shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Agreement; and (ii) all representations and warranties of Zorin contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect thereafter provided that Zorin has been given notice of and 2 Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f)	the Agreement shall not have been terminated pursuant to its terms;

(g)	Offeror shall have determined in its reasonable discretion that Zorin’s long-term debt did not exceed $nil and its working capital deficiency (including current debt) did not exceed $4 million as at December 31, 2003;

(h)	Offeror shall, in its sole judgment, acting reasonably, be satisfied that all outstanding Zorin Options, Zorin Warrants and all other rights to acquire any Zorin Shares shall have been terminated or may be terminated or otherwise dealt with on a basis acceptable to Offeror in its sole judgment, acting reasonably, prior to Offeror taking up any Zorin Shares pursuant to the Offer and shall have received an Officers’ Certificate confirming such matters;

(i)	during the time the Offer is outstanding, the Offeror shall have determined that there shall not have occurred, (i) a Material Adverse Change, or (ii) any event, action or financial occurrence of national or international consequence has occurred which in the opinion of the Offeror materially adversely affects the financial markets in Canada or the United States generally or the financial condition, business, operations, assets or prospects of Zorin and its subsidiaries taken as a whole; and

(j)	immediately prior to the Expiry Time, Offeror shall have received from the Zorin an Officers’ Certificate certifying that:

(i)	all of the representations and warranties of Zorin contained in the Agreement are true and correct in all material respects;

(ii)	Zorin has complied in all material respects with each of its covenants set out in the Agreement; and

(iii)	a Material Adverse Change has not occurred in respect of Zorin.

SCHEDULE B

SCHEDULE C

Directors and officers insurance (per section 12.4 of the Agreement) (“A”)
[Current premium = $22,500, multiplied by 1.5]=	$33,750
Legal costs of Zorin (“B”)
$100,000
Officer Obligations (“C”)
Statutory obligations (no contractual obligations)	$20,000
Financial Advisor Obligations (“D”)
Waterous & Co. fees (less $50,000 paid)	$325,000
Bank Debt Retirement Costs (“E”)
$Nil
Transaction Costs
A + B + C + D + E	$478,750

SCHEDULE D

		From Equipment
		Purchase at Manitou	Estimate for 2003
Pool	December, 2002	Lake (Oct. 1, 2003)	(Detail to Oct.)	Estimated Year End

COGPE	$1,198,574		$66	$1,198,640
CDE	$1,004,950		$812,201	$1,615,041
CEE	$0	$0	$35,361	$67,124
Class 41	$770,660	$271,693	$1,176,869	$2,561,827

Total	$2,974,184	$271,693	$2,024,497	$5,442,632